Exhibit 21.1

Principal Subsidiaries and VIEs of the Registrant

Principal Subsidiaries	Place of Incorporation
LinkDoc Intelligent Technology (Beijing) Co., Ltd	PRC
LinkDoc Medical Technology (Tianjin) Co., Ltd	PRC

VIE	Place of Incorporation
LinkDoc Information Technology (Beijing) Co., Ltd.	PRC

Significant Subsidiaries of VIEs	Place of Incorporation
Guangzhou Nanwai DTP Pharmacy Limited	PRC
LinkDoc Technology (Tianjin) Co., Ltd.	PRC